UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2011

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INDUSTRIAL WASHING OF ELGA SAMPLE CONFIRMS HIGH QUALITY OF DEPOSIT’S COKING COAL
Moscow, Russia — December 13, 2011 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that Southern Kuzbass Coal
Company’s washing plant produced first coking coal concentrate out of the Elga deposit’s coal.
A sample lot of some 4,000 tonnes of Elga’s coking coal was washed at Southern
Kuzbass Coal Company OAO’s Sibir plant. The concentrate obtained by industrial washing has qualities which rate the Elga deposit’s coals with high-value grades of caking coals.
The concentrate produced at Sibir was sent to Mechel-Coke OOO for test industrial coking. Using coal of this quality allows production of coke with high structural durability, which in its turn helps improve technological and economic results of blast furnace production.
Results of the coking coal washing tests will enable a better understanding of the technological specifics of working with Elga coal. This information will be used in designing and constructing Elga Coal Complex’s permanent washing plant.
“Use of the Elga deposit’s coking coal will provide Mechel’s coke and chemical facilities with fully internally-sourced fuel, which will enable us to significantly improve our coke products’ quality and guarantee our independence from external suppliers. Moreover, Elga Coal Complex’s products will allow
Mechel to increase exports of coal grades that are in demand,” Mechel OAO’s
Chairman of the Board of Directors Igor Zyuzin noted.
Production at Elga Open Pit began in August 2011. In the first few months the open pit produced only oxidized coals, characterized as steam coals with high calorific value. Since August, the open pit produced some 200,000 tonnes of coal.
***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy
of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 13, 2011	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO